Exhibit 1

Media Relations Chito Maniago +632 849 3600 chito.maniago@cemex.com	Investor Relations Pierre Co +632 849 3600 pierre.co@cemex.com

CEMEX HOLDINGS PHILIPPINES REFINANCES

USD LONG TERM LOAN

MANILA, PHILIPPINES. February 01, 2017 – CEMEX Holdings Philippines, Inc. (“CHP”) (PSE: CHP), announced today that it signed a Senior Unsecured Peso Term Loan Facility Agreement with BDO Unibank, Inc. (“BDO”) for an amount of up to the Philippine Peso equivalent of USD 280 million, to refinance a majority of CHP’s outstanding Long-Term Loan with New Sunward Holding B.V., a related company.

The term loan provided by BDO will have a tenor of seven (7) years from the date of the initial drawdown on the facility and will consist of a fixed rate and a floating rate tranche.

“We are pleased to secure this long-term Peso loan with BDO Unibank, Inc.,” said Pedro Palomino, CHP President. “We are confident that this endeavor underscores the strength of our operations, as we seek ways to further solidify our business position and improve our capital structure,” Palomino added.

BDO Capital & Investment Corporation (“BDO Capital”) acted as the Sole Structuring Agent and Sole Mandated Underwriter for the refinancing loan. BDO Capital also served as CHP’s Sole Domestic Underwriter for its P25.1 billion initial public offering (IPO) in 2016. BDO Capital’s President, Eduardo Francisco, adds “This deal is a testament to our continued solid support of CHP’s business and positive long-term outlook for CHP’s prospects. We believe that the financing structure that we’ve put in place further strengthens the financial position of CHP.”

CHP is one of the leading cement producers in the Philippines, based on installed annual capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines for over 17 years with well-established brands, such as “APO,” “Island,” and “Rizal,” each of which has a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. CHP assumes no obligation to update or correct the information contained in this press release.